Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a transcript of a call with investors on November 5, 2009 regarding JDA’s proposed acquisition of i2.

FINAL TRANSCRIPT
JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
Event Date/Time: Nov. 05. 2009 / 3:00PM GMT

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
CORPORATE PARTICIPANTS
Hamish Brewer
JDA Software Group, Inc. — President and CEO
Pete Hathaway
JDA Software Group, Inc. — EVP and CFO
Jack Wilson
i2 Technologies — President and CEO
Mike Berry
i2 Technologies — CFO
CONFERENCE CALL PARTICIPANTS
Rich Williams
Cross Research — Analyst
Brad Reback
Oppenheimer & Co. — Analyst
Patrick Walravens
JMP Securities — Analyst
Andrey Glukhov
Brean Murray, Carret — Analyst
Jeff Van Rhee
Craig-Hallum Capital — Analyst
Richard Todaro
Kennedy Capital — Analyst
PRESENTATION
Operator
Good day and welcome to the JDA acquisition of i2 Technologies conference call. Today’s call is being recorded. At this time, I would like to turn the call over to Hamish Brewer. Please go ahead.

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Thank you and good morning and welcome to the JDA acquires i2 Technologies announcement call. My name is Hamish Brewer and I am Chief Executive Officer of JDA Software and with me on the call today is Jack Wilson, Chairman, President, and CEO of i2 Technologies, and Pete Hathaway, Executive Vice President and CFO for JDA.
Today we will present an overview of the transaction, followed by a Q&A session. During this call, we will refer to content being presented on our Webinar, which is available at www.talk.com/viewer and the presentation number is 128624.
This is a very exciting day for JDA and one which I believe presents the opportunity for our shareholders, i2 shareholders, our combined customers and associate base to enjoy substantial new value and benefit over the coming years from this acquisition, which will be accretive in 2010.
Before we launch into the details of the presentation, I am going to ask Pete to read the Safe Harbor statement. Pete?

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Pete Hathaway — JDA Software Group, Inc. — EVP and CFO
Thank you, Hamish. Good morning, everybody. This presentation and our comments today will contain forward-looking statements that involve risks, uncertainties, and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks are further described at the end of our this presentation and from time to time in JDA’s Securities and Exchange Commission reports including but not limited to the annual report on Form 10-K for the year ended December 31, 2008 and subsequently filed reports.
The presentation also includes certain non-GAAP measures which JDA uses internally in budgeting and performance monitoring activities to gauge our business performance. We believe these measures provide useful information to investors in evaluating JDA’s ongoing business results. We have prepared a reconciliation of these measures to the most directly comparable GAAP measures in our press release.
With that, I’ll turn it back to you.

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Thanks, Pete. Turning to the presentation, I’m delighted to be able to confirm that we signed a definitive merger agreement to acquire i2 yesterday at a price of $18 per share in cash and stock, which represents an enterprise value of approximately $396 million. This transformational transaction will establish JDA as a clear leader in the global supply-chain market and enable us to create new opportunities for our customers and associates, resulting in significant and sustained new value for both our shareholders and i2 shareholders.
We expect to close the transaction in the first quarter of 2010 and as you’ll see, given the experience of last year we have been extremely careful to establish a structure for this transaction which absolutely minimizes the risk of failure to close this important and accretive opportunity.
This deal delivers both on the topline and the bottom line with pro forma LTM revenues of $617 million and adjusted EBITDA of $179 million included in our projected $20 million of net near-term operating synergies.
The slide we are showing right now is intended to provide a high-level overview of the structure of this transaction. This structure is somewhat unusual, however as you will see, it is designed to provide an unusually high degree of certainty for our shareholders and i2 shareholders in order to avoid a repeat of the experience last fall.
There are two structures contemplated in this transaction, the intended structure, which as its name implies is the structure that we expect and intend to utilize in order to close this transaction. Then we have the alternative structure, which is intended to provide a secondary and even more secure basis to complete this transaction in the unlikely event we encounter similar finance market issues as we experienced last year.
Let me spend a minute or two highlighting the essential features of each of these structures. The intended structure is a mostly cash consideration structure which provides $12.70 per share in cash and approximately $5.30 a share in JDA stock. We intend to launch a high yield bond in December to establish financing for this structure and we will place the funds into escrow to provide certainty of execution at the close dates. Due to the higher cash consideration, this structure is more accretive to JDA shareholders.
In the unlikely event we run into issues raising this finance, we have the alternative structure, which we believe provides an extremely secure alternative mechanism to close this transaction. Under the alternative structure, we will provide approximately $6 per share in cash and $12 per share in stock. This arrangement is banked by a firm commitment which we put in place with Wells Fargo for $120 million plus a $20 million revolver. The arrangement with Wells incorporates capped flex terms and no

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
syndication conditions. Once again, we have arranged with Wells to be able to put this financing into escrow to maximize certainty.
Under this structure, a vote will be required from the JDA shareholders to approve the transaction. On or before December 18, JDA will have either met the requirements to conclude the transaction under the intended structure or we will be proceeding with the alternative structure. In other words, only one proposal will be put before the i2 shareholders for their approval.
We firmly believe that both of these structures provide real value to the i2 shareholders, allowing them to participate in what we hope will be the considerable upside of this transaction.
As you can see, this is not a traditional structure; however, we believe it is appropriate and achieves the objective of ensuring the certainty of closure that both JDA and i2 shareholders will want.
For the remainder of this presentation, I would like to take you through a brief review of JDA, after which Jack Wilson will provide a similar review of i2 and some commentary about this transaction. Then I will discuss the rationale for this transaction, after which Pete will discuss the financial aspects of the transaction.
So introducing JDA for a couple of minutes here, first of all, JDA is a leading player in the supply chain software market with about $385 million in trailing 12 month revenues and adjusted EBITDA of $98 million through the third quarter of 2009. We focus on the global consumer product centric supply chain from raw materials through manufacturing wholesale distribution and retail to the consumer and we currently do business with over 5900 companies worldwide and we believe that we are rapidly gaining market share. For example in the past 12 months, we have acquired approximately 165 new customers and we typically sell about 60% to 70% of our license revenues each quarter back into our extensive customer base.
Our revenue model is secure with approximately 46% of our revenues coming from recurring sources, primarily maintenance revenues and we operate with a 91% to 92% maintenance retention rate which is right at the high end of our industry. So the Company is secure, growing, and we have a very solid foundation from which to execute this very exciting new growth opportunity.
We are also a very experienced acquirer, having previously acquired 10 companies in the past 11 years. The most recent of these was Manugistics, erstwhile competitor of i2, which we acquired in July of 2006. As the current chart shows, at that time we had approximately $30 million of adjusted EBITDA and Manu had about $20 million. As you can see, in the intervening period, we have delivered almost 100% growth in EBITDA with trilling 12-month adjusted EBITDA of $98 million at the end of the third quarter. An example of building value from acquisitions which I think you would agree is relatively rare in the software industry.
The one advantage of this extended engagement with i2, is that we have come to know the company very well and understand what we need to do to achieve another successful integration story. I can assure all of the JDA and i2 shareholders that we will be diligent and constant in our endeavors to deliver the same over the years ahead.
I mentioned that JDA has been taking market share, and this chart shows the primary indicator of this phenomenon, with strong trailing 12-month license growth over the past seven quarters despite the current economic headwinds. This growth has been strongly influenced by our successes in the supply-chain market and hence our confidence that JDA is uniquely positioned to rapidly take the i2 business to the next level for the benefit of all of us.
Since acquiring Manugistics, you can also see from this chart that JDA has generated over $200 million of cumulative cash flow from operations. And I make this point in order to communicate that we operate a sound and secure business model which consistently delivers solid cash flows supporting this transaction and the growth we expect to deliver.
And finally, in July of 2009, we issued second half guidance for JDA. And I am very pleased at this stage in the quarter to be able to confirm that guidance which has us delivering between $89 million and $90 million of software license revenues for the full

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
year, generating total revenues of between $378 million and $385 million, resulting in between $94 million and $95 million of adjusted EBITDA.
So all in all, I believe that the JDA business has two key characteristics which make it ideal to undertake the integration of the i2 business. First, our solid and proven track record for prudent and dependable financial performance. And secondly, our strong market position in the supply chain space, which means that we can more effectively deliver the opportunities inside of i2 than any other company in business today.
Next I would like to hand over to Jack Wilson to discuss i2 and his perspective on this transaction. Jack?

Jack Wilson — i2 Technologies — President and CEO
Thank you, Hamish. i2 Technologies is a balanced combination of software products and tools and value-added services both [add] a broad intellectual property and deep domain expertise. We were a top five SC vendor and very proud that 19 of the AMR top 25 global supply chains belong to i2 customers.
We are best defined by our customer base, which has substantially all large global enterprises with complex supply chains. Our heritage is in our market leading positions in discrete manufacturing, including high-tech, automotive and industrial manufacturing. We have a growing footprint in retail and consumer products. We have regained a strong and stable financial position with high revenue visibility and a significant backlog in all segments. We have a very strong cash balance and no debt.
We are very excited to resume the process of integrating into the JDA Software Group. In our perspective, the combination of i2 and JDA creates the largest software company in the world focused on supply chain management. We will be part of the largest collection of supply chain experts globally, with the deepest domain expertise. It will be the place to work for supply chain professionals. We will have an enhanced global scope and scale with a denser geographic footprint for sales penetration and service delivery. This is especially appealing to i2-ers in Europe, greater Asia-Pacific, and India. Together there will be many opportunities to realize even greater value through the introduction of i2 solutions into a much larger customer base.
i2 and JDA share the same core values of delivering innovative high-value solutions to our customers. We will possess a unique combination of innovation from both groups, combined with a large-scale commercialization achieved by JDA. Finally, the combined organization will have greater scale and managed services on demand and other emerging delivery models, which should support a more rapid specialization in sales, commercial structuring, and most importantly, customer delivery in this high growth space.
Hamish, thank you for including us in your call today.

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Thank you, Jack. Now I would like to move on to the rationale for this transaction. Fundamental strategic reason why i2 and JDA belong together is basically unchanged from a year ago. First of all, going back to our strategy which is to provide an end-to-end solution to the world supply chain, this transaction fits perfectly with that strategy and represents the next logical step. JDA’s heritage is in retail systems and as I mentioned, we previously acquired Manugistics, which has a strong heritage in process manufacturing, which represents about half of the addressable tier one and tier two manufacturing space.
Complementing this, i2’s heritage is very strong in discrete manufacturing, which we believe represents the other half of the manufacturing markets we wish to address. From this perspective, i2 completes the picture and creates a comprehensive value proposition for our more than 6,000 combined customers globally. Although there are many other opportunities with this transaction, I think that this represents a primary and immediate compelling business opportunity for all shareholders, customers,

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
and associates of the combined company. So we intend to create a global leader in supply chain with a comprehensive offering that will increase the scale and capabilities of our business substantially.
The solutions that i2 owns will be integrated with JDA’s existing product suite through a multiyear roadmap and in doing so, as we’ve done many times before, we will create exciting new opportunities for both JDA and i2 customers everywhere.
We expect the transaction to be accretive to 2010 earnings and as a result of the thorough and detailed diligence that time has afforded us, we have identified approximately $20 million of net annual synergies, which we expect to be able to unlock within six to nine months.
As you have seen before from JDA, the first phase will be cost synergies, which will be delivered quickly and efficiently, and the second phase will be revenue synergies, which will take longer. In the case of i2, we anticipate significant longer-term revenue synergies through cross-selling and among a wide variety of opportunities here, two opportunities which stand out will be JDA’s ability to rapidly accelerate the deployment of i2 solutions into retail and i2’s ability to rapidly accelerate the deployment of JDA products into discrete manufacturing.
We also believe that this transaction will afford us the scale and capability to redefine best practice in supply chain through market-leading innovation. We are focused on creating new value for our customers and this compelling value will at the end of the day be the primary reason why customers will choose JDA and support our growth plans. In addition to the traditional supply chain planning market, we also believe that this transaction will establish JDA as a clear leader in the transportation solutions market.
In addition to product innovation, the scale created by this transaction will allow us to deliver a broad range of services which will enable our customers to maximize the value they receive from their JDA solutions. We will be offering customers traditional behind the firewall deployments along with managed services and on-demand capabilities, all of which ensure that however our customers want to do business with us, we make it easy and we deliver superior value for money.
We will develop a multiyear integration roadmap for both our products and our services and we will communicate those roadmaps as soon as possible. This integration roadmap will be supported by the fact that we both operate very complementary technology stacks enabling rapid and effective integration.
With regard to integration, as I said before, JDA has a strong track record of successful delivery in this respect and with i2 I expect to deliver the same. My confidence stems from the fact that many of the fundamental aspects of our businesses are common, allowing us to create one seamless company as quickly as possible. Our associates have similar passions and skills. Our products complement each other very well and the markets we serve are sufficiently close to one another to ensure rapid development of the cross-selling opportunities and yet also sufficiently adjacent to one another to create real growth opportunities.
In addition, backing up our entire global operations will be our centers of excellence in India. JDA and i2 have pursued almost exactly the same strategy in this respect, and I look forward to almost doubling the scale of our facility in Hyderabad by adding i2’s facility in Bangalore. We will retain both locations, but we will operate these facilities as one logical center of excellence to ensure seamless delivery and service to our customers.
So in summary, I believe that this transaction establishes JDA as a clear leader in the supply chain market, allows rapid integration of our businesses to deliver substantial results to our customers, shareholders, and associates, and provides substantial growth opportunities in complementary markets, delivers near-term accretion, and does all of this with very low risk, both financially and operationally. A great opportunity for all of us.
And so with that, I would like to hand over to Pete to take us through the financial review.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Pete Hathaway — JDA Software Group, Inc. — EVP and CFO
Thank you, Hamish. This morning I will briefly review the economics of this transaction, talk a little bit about a perspective of the financing plan for the acquisition, and give some perspective on some of the information on the pro forma combined numbers for the transaction including some detail on estimated synergies.
The purchase price overview shows that we are paying about $18 a share for i2 for a total value of $434.4 million. This represents a premium to yesterday’s close of about 9% and a premium of about 10% when compared to the prior weekly and prior monthly averages. We will be retiring the 2.5% convertible preferred stock that is outstanding at i2 at a price of approximately $122 million, which includes a 10% change in control premium. In exchange for this, the holder of this security has agreed to cast his vote in favor of the transaction. The common share equivalent of this convertible security represents a little over 20% ownership.
Gross acquisition costs are just north of $556 million. i2 has significant cash on its balance sheet. We have agreed with them that they will deliver a minimum of $160 million in cash into the transaction that we plan to apply to the purchase price. This leaves an enterprise value of $396 million. This enterprise value represents a multiple of the last 12 months revenue of 1.7 times and a multiple of the last 12 months EBITDA of 6.5 times, both calculated on a stand-alone basis and before cost savings. These multiples are in line with the metrics that we have used or seen in pricing our previous acquisitions and compares favorably to our forward enterprise value to EBITDA of approximately 7 times.
Moving on to the next slide, we show an estimated sources and uses for the two structures that Hamish described earlier, which shows two structures. One is an intended structure and the other is an alternative structure. Each of these structures provide a great deal of certainty but are quite different in their approach. Our operating plan for the financing is to pursue the intended structure and finance the acquisition using a majority of cash in the mix of consideration. And as a backup plan if needed, we will use the alternative structure that contemplates using a majority of stock in the mix of consideration.
Overall, the total sources and uses are approximately the same but for the financing cost in the alternative structure that are slightly lower. We favor the intended structure because it provides our shareholders a superior return on investment. The sources and uses for both structures show $255 million of cash. JDA has nearly $85 million of cash on its balance sheet as of September 30, 2009. With additional cash generated through the end of the year, we can be fairly comfortable that the cash we can contribute to the transaction will be approximately $95 billion.
i2 on the other hand reported today that they had about $192 million of cash on the balance sheet as of September 30, 2009. They have committed to us that they will bring $160 million. Together this amounts to $255 in cash that we can use to fund the transaction in either the intended structure or the alternative structure.
Under the intended structure, we expect to raise in the high-yield markets approximately $275 million in senior notes on a best efforts basis. We think we can do this quickly and efficiently as the market appears to be open and quite active right now.
Over the last few months, acquisition financing has become more readily available and available at much better terms than JDA experienced about a year ago. At today’s indicative pricing, we would expect the notes to price between 8.5% and 8.75%. The tender would be in the range of five to seven years. We think we can clear the market by early December. We like the long-term, permanent nature of this form of financing because of its flexibility and relative modest yields.
Upon completion of this offering, we will fund the proceeds into an escrow account to provide the i2 shareholders a high degree of certainty that the funds will be available at close.
Combining the proceeds of the note offering with the cash on the balance sheet and after deducting expenses and leaving a reserve cushion for operating needs, we will pay in cash approximately $12.70 per share of the $18 total share price.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
Lastly, under the intended structure we will issue approximately $129 million in JDA stock to the holders of i2 common and common stock equivalent shares, which represents about 0.25 shares of JDA stock. This represents $5.35 per share. The common component of this transaction allows the i2 shareholders an opportunity to participate in the upside of the combined business, as redundant costs are removed and the software and solutions suites are combined.
Under the alternative structure on the other hand, we expect to raise approximately $120 million in bank debt in the term loan market. We have received a firm underwritten commitment from Wells Fargo that requires them to take the full amount on their balance sheet in the event that we are not able to syndicate the loan. This is a backup commitment that we do not intend or expect to use unless for some reason that we can’t foresee right now the high-yield markets are not available to us between now and the beginning of December.
If this occurs, we will then assist Wells in the syndication of funding of the proceeds into escrow, providing again the added layer of certainty for deal completion. At today’s indicative pricing, we would expect the term loan to price at a yield of about 6.25% to say 6.75% with a tender of about three years. Flex terms are very limited at 1% on the yield and no structural flex.
Combining the proceeds on the term loan offering with the cash on the balance sheet, and after deducting the same expenses and leaving the same cushion for operating needs, this means we will pay in cash approximately $6 a share on the $18 share price.
Lastly, under the alternative structure we will issue approximately $290 million in JDA stock to the holders of i2 common and common stock equivalents, which represents about 0.58 shares of JDA stock, representing roughly $12 per share. Transaction costs for each of the intended structure and the alternative structure include estimates for bank commitment fees, market financing fees, normal transaction advisory fees, legal costs and accounting costs of approximately $19 million, with the remainder misrepresenting integration costs, most of which we will spend in the first 30 to 90 days post merger.
Turning to the pro forma operating statistics on the next slide, we show operating data for the last 12 months for each of JDA and i2. Combining these with the expected cost savings for the combination, we show pro forma combined operating data for the last 12 months.
The new JDA will be a $617 million company with $159 million of EBITDA before cost savings, representing a 60% increase in the size of the Company and a 63% increase in the LTM EBITDA. Pro forma for the effects of the deal, we would have had $179 million of EBITDA, showing an 82% increase in EBITDA and a margin of almost 29%.
Pro forma credit statistics are very compelling for the credit markets for a B1 BB- rated borrower. Leverage under the intended structure where we borrowed $275 million is under 2 times for total debt. And for the alternative structure where we issue mostly stock to the shareholders of i2, leverage is negligible at less than 1 time.
The next slide shows the revenue breakdown by major revenue stream. Total revenues of $617 million are broken down 24% for software sales, 41% from recurring maintenance sources, and 35% from services revenue. JDA will have a very impressive $0.75 billion of recurring revenue, forming a strong underlying base of stable profits and stable cash flow.
Even though the industry as a whole is experiencing higher than normal attrition rates during the economic slump, we think that we have an opportunity over time to improve the attrition rate at i2 to be more in line with JDA’s performance, that is about 600 basis points higher.
Based upon our experiences at Manugistics and other acquisitions, we know that when we announce a deal of this magnitude, there are some near-term disruptions in the target’s ability to continue refilling its pipeline with new business. Likewise in this case, we are anticipating that there will be some near-term compression in the gross profit until we are able to close the transaction and get around to visiting customers and explain our product roadmap and our business plan. We have estimated that there could be some near-term compression in the gross profit line of about $2 million to $3 million.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
Turning to anticipated cost savings, we estimate significant opportunity that more than offsets the revenue compression I just mentioned. We are confident in our ability to achieve net cost savings of $20 million. In fact, netted from our cost savings estimates is the compression I mentioned. We have not identified or estimated cost synergies from services in support in these numbers, because instead these functions should benefit from long-term improvements and utilization of the combined COE.
You can see that the concentration of cost savings is in the categories where there are overlapping activities that will become redundant upon integration. The cost savings have been identified through our recent due diligence process and based on our integration planning efforts from last year.
Starting at the upper right-hand of this pie chart, I would describe the cost savings as fairly normal and concentrated in areas where we usually see overlapping activities, some of which will be redundant. We’ve identified opportunities in public company costs. This includes cost of redundant executive board members, D&O insurance, accounting, tax, and the like. Legal costs as we consolidate operations, leased office space in various locations that will yield near-term savings in occupancy, and duplicate efforts in marketing activities as well as product development, sales and G&A.
Looking at the next slide, the pro forma EBITDA of the combined organization will be $159 million. These cost synergies are very modest in terms of what we have accomplished in other transactions, representing only about 13% of the combined pro forma EBITDA. Looking at the synergy amounts as a percentage of the combined Q3 LTM operating expense numbers, this represents about 4.9% versus industry mean of about 7.8%.
So, in summary, the financial benefits of the transaction should be significant. We should see an increase in scale, which will provide opportunity for us to lever our operating base and see EBITDA of over 60% on an LTM basis. We expect a positive impact. On a financial basis, we expect the transaction to be accretive in the first year. As I mentioned, significant margin expansion as a result of the expected synergies, which we think we can realize rapidly.
There is a deferred tax asset that will create value for the Company over time by reducing our taxes payable. We have a conservative capital structure and we’ll continue to have a conservative capital structure going forward. We expect rapid cash generation and deleveraging on a net debt to EBITDA basis.
We see incremental business opportunities through enhanced market presence that expands our competitive opportunities. We have a large addressable market through the complementary verticals that we will be adding by putting these two companies together, generating significant cross-selling and upselling opportunities to a very large customer base. We expect to continue to be and grow as a supply chain planning and execution leader across the manufacturing and retail sectors.
With that, Hamish, I’ll turn it back over to you.

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Thanks a lot, Pete. That concludes our prepared remarks, and so what I’d like to do now is open up the call for questions.

QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Brad Reback.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Rich Williams — Cross Research — Analyst
I’m sorry, this is Rich Williams from Cross Research. I thought you were talking to Brad. At any rate, I may as well jump into the (inaudible). Can you just fill us in on the details, what brought i2 back together with JDA, and why now as opposed to some other time?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Sure. I think — obviously, as I think everybody realizes, the primary reason we were unable to conclude the transaction last year was issues that we suffered with what was going on in the global financial markets. I don’t think that the fundamental strategic rationale for integrating JDA with i2 has really changed that much in a year. But what has changed in a year significantly is the condition of the financial markets.
And as a consequence, we feel very confident, and as you can see from the nature of this slightly more complex transaction structure, we have been extremely diligent in trying to make sure that we have a very secure mechanism to close this transaction. But we feel that overall, the state of the financial markets today will enable us to rapidly and quickly conclude this transaction.
So from a strategic perspective, I can’t say that all that much has changed, but from an execution perspective, clearly our ability to get the transaction concluded in the way that we obviously intended a year ago is now there.
And from another perspective, I think, when you look at it, both of our companies have moved on. We’ve got a year of additional operations under our belt. I think JDA is a better company today than it was a year ago. I also think i2 is a better company today than it was a year ago. So I think there are some benefits in actually doing the transaction now, but mostly it’s about execution.

Rich Williams — Cross Research — Analyst
Do you think that the deal will distract you in any way from your normal 4Q operations?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Well, the only thing I would say to that, Rich, is if there could possibly be any more distraction than what we experienced last year and still managed to deliver the best quarter in the history of the Company, then I would be surprised.

Rich Williams — Cross Research — Analyst
Hopefully not. Thanks, guys, and good luck.

Operator
Brad Reback.

Brad Reback — Oppenheimer & Co. — Analyst
Hamish, can you hear me now?

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Yes, we can hear you now, Brad.

Brad Reback — Oppenheimer & Co. — Analyst
I know you just mentioned about i2 being a better company than it was a year ago. But can you help us understand a little why it is worth so much more this year than it was 12 months ago, especially with maintenance going down, revenue kind of flat over at i2, etc.?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Well, you know, I think i2 is a better run business today than it was a year ago. Obviously, since the beginning of this year, a number of changes have been put in place in the Company which have, from my perspective, streamlined the operations. They’ve delivered improved profitability.
I think the message to the marketplace has become clearer. The strategy has become clearer. All of those changes from my perspective, in fact, are very consistent with things that we would have done had we been the owner of i2 during the course of 2009.
So I feel that the Company has moved in the direction that we would have moved anyway, and it just aligns the two organizations better for delivering the value that we know we can deliver as a result of bringing these two businesses together.

Pete Hathaway — JDA Software Group, Inc. — EVP and CFO
I might just add, Brad, that through our diligence we saw that i2 took between $10 million and $15 million out of their business over the last 12 months or even less, for that matter, on an annualized basis. And if we just apply the same 6.5 multiple to that, that is worth around $80 million.
The differential in enterprise value year-over-year on these two transactions is about — is roughly $50 million. So we think there was definitely value created on the part of the management of i2 over the last year.

Brad Reback — Oppenheimer & Co. — Analyst
But at the end of the day, doesn’t that increase the risk to the JDA shareholders because that $10 million to $15 million would have been in addition to the synergies you were looking at? So the $20 million is a little maybe more difficult to get to or there’s less upside going forward?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
You know, you may remember that we announced, I think it was around about $24 million of cost synergies that we could see last year. And you are right, some of those have been taken out during the course of this year. But also subsequent to our announcement in August, we spent three months really getting to know the i2 business in tremendous level of detail — the people, the operations, the customers.
So you can imagine that by the time we got through that process, we knew the i2 business a heck of a lot better than we knew it on August 13 or whatever the date was. And as a consequence, we feel very comfortable with these $20 million of near-term

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
synergies that we are announcing here today. So yes, I get your point, but I still think that there’s tremendous additional value that we can create.

Brad Reback — Oppenheimer & Co. — Analyst
Great, thanks a lot.

Pete Hathaway — JDA Software Group, Inc. — EVP and CFO
We did look at that in particular. I think one thing to keep in mind is much of what all companies have done over the past year is look for operating efficiencies in the normal course of business, and i2 is not an exception. I mean, all companies were obviously going down that path.
There is a difference between normal operating efficiencies and the idea of cost savings as a result of redundancies and overlap. And the estimated cost savings that we have are predominantly focused on just that, which are redundancies and overlaps.

Brad Reback — Oppenheimer & Co. — Analyst
Thanks a lot, guys.

Operator
Patrick Walravens.

Patrick Walravens — JMP Securities — Analyst
Thank you. Let me ask a couple questions if it’s all right with you guys. So first of all, is Jack going to go on the board?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
We haven’t — we have decided not to reach that conclusion just at this stage. We are going to spend a bit of time obviously figuring out exactly where we are going to go with that, and which person makes the best sense for JDA to add to its board. So we haven’t concluded that discussion at this stage.

Patrick Walravens — JMP Securities — Analyst
Okay, and are you — is the focus still going to be supply chain but for consumer retail? Or are you going to sort of broaden that message to the market now?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
I think that you’re right, we go a little bit outside of pure consumer retail because we go into areas like high-tech and steel and so forth. But at the end of the day the focus remains manufacturing of all kinds through the global supply chain. I mean ultimately the people who are in the high-tech companies who are building these products are very often building them so they can be ultimately embedded in consumer products and in one way or another these things are all connected.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
So the end-to-end process from raw materials through manufacturing distribution and retail remains consistent and we think that we can rapidly take a lot of what i2 has been doing — I’m sure you are familiar with a lot of what i2 has been doing to reach into more retail-centric businesses and JDA likewise is very interested in building out our capabilities in the discrete manufacturing space. Clearly we think that both of those things can happen very quickly as a result of this transaction.

Patrick Walravens — JMP Securities — Analyst
Great. What do you plan to do with the sales forces?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
We’re going to merge them together exactly as we did with Manugistics. When we acquired Manugistics on day one we created a single salesforce to take the global message of JDA to the entire market that we’re trying to address segmented by market, but one salesforce and we will do the same this time around as well.

Patrick Walravens — JMP Securities — Analyst
Okay and then Pete, you mentioned this briefly, but can you — i2 had a lot of NOLs. Can you talk to us a little bit about your ability to use those, how that works?

Pete Hathaway — JDA Software Group, Inc. — EVP and CFO
I can talk a little bit about it. I am certainly not the expert in NOLs but with respect to the way it plays in the transaction, you are right. There is a significant NOL. Those NOLs have certain limitations on their ability to be used as a result of acquisitions, which may be what you are leading to.
And there is this — there’s a limitation and we have looked at that limitation and done some — quite a bit of work on it and we think that we are able to use approximately $16 million of the NOL annually to offset operating income. Roughly over a long period of time we did a valuation of that by itself and we think that’s worth somewhere between $60 million and $70 million, because it’s a very big NOL, as you point out, and it will last for a long time.

Patrick Walravens — JMP Securities — Analyst
That’s very helpful. Thank you. In then my last question, i2 has quite a patent portfolio and they have been — they had luck enforcing that against SAP. They are currently in the process of trying to do that against Oracle. Any thoughts on whether you are going to continue that effort?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
No, we haven’t concluded our thoughts on that process yet and I think once the transaction closes and we’re able to thoroughly consider our alternatives, then we will decide and announce where we are going to go with that.

Patrick Walravens — JMP Securities — Analyst
Okay, thank you, gentlemen.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Operator
(Operator Instructions) Andrey Glukhov. Blue Cross.

Andrey Glukhov — Brean Murray, Carret — Analyst
Can you guys hear me? I guess, Hamish, a couple of questions. First of all, one of the big value props of doing the deal last time was i2’s sort of significant presence in India with their two campuses and the ability for you to accelerate some of the shift that you were doing to India. Kind of where do you stand on this now? Do you feel that that’s less of a value prop now since you had one year more of sort of organic JDA efforts to shift things to India? Or do you still feel that on the JDA side that presents additional synergy opportunities?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
I think there are synergy opportunities for both companies now. As you rightly point out, a year ago we were still in the midst of really building out our center of excellence in Hyderabad. We are now up to north of 600 people there. All aspects of that operation are in effect and working and while our facility is still a lot newer than the facility that i2 has established in Bangalore, we are basically following the same strategy. So we are going to have in total more than 1100 people in these two locations and quite frankly, Andrey, I think that’s just going to represent a powerhouse for our Company in terms of our flexibility and the options we will have on delivering R&D, delivering low-cost services, delivering managed services, delivering on-demand solutions, a whole range of things that we are going to be able to do in the marketplace which I think is going to be difficult for many of our competitors to keep up with.

Andrey Glukhov — Brean Murray, Carret — Analyst
Okay, and as you look at i2’s current product portfolio, to the extent it had a decent amount of overlap with Manugistics, are there particular modules that you would immediately seek to replace with sort of i2’s products or have you had a chance to look through the product integration roadmap?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
We haven’t concluded our integration roadmap and one of the things that we’re going to do obviously is we are going to work on that. We are not setting a specific timeline for when that’s going to be concluded, but we are committing to provide an integrated roadmap.
The one thing that I would say is that — and I would certainly want to make this very clear to all of our customers and to all of i2’s customers — is that’s we’ve got a tremendous track record of ensuring that we can maintain the investment protection for all of our customers. When you think about it, when we acquired Manugistics, we had significant overlap between E3 and Manugistics. And not only did we continue to develop and continue to sell both product lines, but we also in parallel created a development strategy which has resulted in significant growth for the business over the course of the last 18 months.
So I think that we have shown that we know how to combine products without leaving customers high and dry, without causing them to have to write off their investments in their existing technologies, and at the same time providing a clear path forward. We are going to follow exactly that same methodology with i2. We’re going to protect their investment. We’re going to protect JDA customers’ investments. And yet at the same time, we are going to provide a migration path which hopefully is going to be delivered with a minimum of cost and disruption to our customers.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Andrey Glukhov — Brean Murray, Carret — Analyst
Okay and then lastly, one of the big successes of the Manugistics acquisition was that after the transaction you guys were able to tweak the realized maintenance rates up a little bit at Manu. Would you anticipate that you can do something along similar lines at i2?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
We will certainly be aiming to bring the i2 maintenance — realized maintenance rates in line with JDA’s. And I think what we will also be doing, what we will be heavily focused on initially is ensuring that all of the i2 customers clearly see value in where we are going, what we are going to be doing, and they want to pay maintenance and they want to pay the price increases and because they see value in the roadmap and the service that we are delivering.
We are going to focus on ensuring that the level of service we provide is consistent and hopefully in doing so, we will achieve the same high maintenance retention rates that JDA has experienced historically. So I think there is a lot of work for us to do in maintenance the area as well as opportunity and we will get right on that.

Andrey Glukhov — Brean Murray, Carret — Analyst
All right, thank you.

Operator
Jeff Van Rhee.

Jeff Van Rhee — Craig-Hallum Capital — Analyst
Great, thanks. So a couple questions. First, just starting as it relates to i2, maybe this is for Jack. I guess I’d like to understand on the maintenance front there had been fairly steady decline sequentially for some time. If I see the results right this quarter, it looks like you’ve arrested that decline and actually showed see sequential improvement. So first question is, is that sustainable or is there anything unusual there?
And then the second question relates to the other part of the revenue line, namely the services organization, which year over year has shown some significant declines, although bookings seem to be improving on the license front, the services org has been declining. So can you just catch us up in terms of the trending in each of those subcategories of the revenues?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
You want to handle that one, Jack?

Jack Wilson — i2 Technologies — President and CEO
Actually I have our Chief Financial Officer, Mike Berry, with me, Hamish. And we will let Mike take it.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Mike Berry — i2 Technologies — CFO
Good morning, everybody. Jeff, I believe it was, this is Mike Berry. On the maintenance numbers for Q3, we did have a good maintenance quarter. As most software companies have, we have quarters where we have as we call them push and pulls where we will have deals push into one quarter. We’ll get to take the revenue in the quarter, so in Q3 we saw more of that than we’ve seen in the past. Certainly we have talked about continued issues with maintenance. We are feeling better in future quarters as we look at maintenance, but that was the big impact in Q3 and we hope to continue that trend in the future.

Jeff Van Rhee — Craig-Hallum Capital — Analyst
What had been the guidance or at least your public commentary around expected churn going forward up to this point?

Mike Berry — i2 Technologies — CFO
We didn’t specifically state a number. We have talked about our renewal rates being historically in the low to mid 90s. They had dropped into kind of the low to mid 80s for the first half of the year. We continued around that number in Q3 and we expect that to get better going into Q4.

Jeff Van Rhee — Craig-Hallum Capital — Analyst
Okay, then I guess the second part then was just understanding the services organization and the declines, what have been the factors driving the services organization here?

Jack Wilson — i2 Technologies — President and CEO
We tend to lag actually from bookings to revenue recognition a bit more than perhaps JDA does. And as we look at the quarters, the bookings quarters we had in 3 and 4 of last year, they have kind of set the pace for what we were going to see early in the year.
The other thing that I think really had a bearing in this is we had last year before I came in as CEO, we were following a strategy that was services-lead and our salesforce for example was compensated equally for selling services as for new licenses. As we began to focus more on the software portfolio that we had going back to being a software-lead or more of a pure software company supported by services, there was a natural shift in our focus to licensed revenue and a bit away from services and I think you’ve seen that.
I think what’s happening now is that has come more back into balance and that’s what you are seeing us report now.

Jeff Van Rhee — Craig-Hallum Capital — Analyst
Okay and then I guess Hamish, maybe this one is for you. Just to clearly understand the degree of overlap out in the marketplace if you can even hazard a guess what percent of the time would you come into a bake-off or i2 being ultimately the final one or two competitors for a transaction over — pick the period, maybe over the trailing year? How frequently would you see each other?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
You know, we do come into competitive situations against one another occasionally. I would not say that i2 is in our top five competitors in terms of deal count. And the reason for that I believe is it speaks to some degree the complementary nature of

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)
this transaction. If you just look to i2 at the high-level, you say, well, it’s a supply chain company. Manugistics was a supply chain company. Isn’t this a pure overlap?
But when you drill down deeper, what you realize is there are a lot of fundamental differences between those two businesses and differences in the solution offering and the capabilities. That is really where the complementary aspect of this transaction comes from. We are going to be able to build a comprehensive supply chain solutions suite that really is very strong, whether you are building high-tech subassemblies for a TV on the one hand or whether you are really making M&Ms on the other hand.

Jeff Van Rhee — Craig-Hallum Capital — Analyst
I guess just then one last question. Again, this one may be for Jack. Just help me understand the trending over the trailing year of your — the health of your pipeline and your bookings. Just give me kind of the blow-by-blow and bring us up to current as to how your end markets have trended.

Mike Berry — i2 Technologies — CFO
Jeff, it’s Mike Berry. In terms of bookings in the pipeline and we obviously talk a lot about bookings. Let me do pipeline first. Coming out of last year, obviously with the issues on the failed JDA merger last year, bookings — or pipeline did drop down. We’ve seen a very nice increase, as we’ve talked publicly. We are excited about that rebuild in our pipeline. Obviously some of that is related to the economic turnaround as well.
And from a bookings perspective, we have shown on nice increase in bookings especially around software, and Jack talked about that. We are focusing more now on software than services. We do realize that’s an important part of the business as well. Keep in mind, too, we talk a lot about our multiyear bookings, which is a great trend for us. It locks those customers in for a longer period of time. So we have seen some nice increases in both of those and we’re excited about those going forward.

Jeff Van Rhee — Craig-Hallum Capital — Analyst
Okay, great. Thanks. Congratulations.

Operator
Richard Todaro.

Richard Todaro — Kennedy Capital — Analyst
This is Rich from Kennedy. I have a housekeeping question for modeling purposes. Could you give us a rough run rate for depreciation that we should model into the JDA numbers and to the i2 combined?

Hamish Brewer — JDA Software Group, Inc. — President and CEO
We’re shuffling papers here. Just give us a minute.

Pete Hathaway — JDA Software Group, Inc. — EVP and CFO
About 9 to 10.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

Hamish Brewer — JDA Software Group, Inc. — President and CEO
About 9 to 10 for JDA. And do we have a combined number?

Richard Todaro — Kennedy Capital — Analyst
There’s just a lot of GAAP and non-GAAP, so it’s hard to sort through.

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Rich, would it be okay if we get back to you with that? It might be easier.

Richard Todaro — Kennedy Capital — Analyst
Sure.

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Okay, we will follow up with that one.

Richard Todaro — Kennedy Capital — Analyst
Okay, thanks.

Operator
This does conclude today’s question-and-answer session. At this time, I would like to turn the call back to Mr. Hamish Brewer for any additional or closing remarks.

Hamish Brewer — JDA Software Group, Inc. — President and CEO
Thank you very much for attending the call. Obviously we are very excited about this opportunity for our Company and we look forward to having an opportunity to talk with you about further about the opportunities and synergies ahead of us. And most of all, we look forward to concluding this transaction during the course of the first quarter of next year.
With that, thank you very much.

Operator
This does conclude today’s conference. Again we thank you for your participation.

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FINAL TRANSCRIPT
Nov. 05. 2009 / 3:00PM, JDAS — JDA Software Group to Acquire i2 Technologies (Investor Conference Call)

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